NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares (Each representing One Ordinary Share) (the 'Depositary Shares') of Qimonda Ag (the 'Company') from listing and registration on the Exchange at the opening of business on March 16, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Depositary Shares are no longer suitable for continued listing and trading on the Exchange. This decision was reached in view of the fact that the Company announced on January 23, 2009, that Qimonda AG and Qimonda Dresden GmbH and Co. OHG had filed an application with the local court in Munich to open insolvency proceedings. In addition, the Company was below compliance with the NYSE's continued listing standards for average share price over a consecutive 30 trading day period of not less than $1.00 and average global market capitalization over a consecutive 30 trading day period of not less than $100 million. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non U.S. issuer that listed under the Exchange's Pure Valuation or Revenue Test when: average global market capitalization over a consecutive 30 trading day period is less than $100,000,000. 2. The Exchange, on January 23, 2009, determined that the Depositary Shares should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Depositary Shares from listing and registration on the Exchange. The Company was notified verbally on January 23, 2009 and by letter on January 26, 2009. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on January 23, 2009 of the suspension of trading in the Depositary Shares. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Depositary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.